Exhibit 99.1

VILLAGE SUPER MARKET, INC.
REPORTS 24% HIGHER NET INCOME FOR THE QUARTER ENDED
JANUARY 24, 2009

Contact:	Kevin Begley, CFO
(973) 467-2200 – Ext. 220
Kevin.Begley@wakefern.com

Springfield, New Jersey – March 5, 2009 – Village Super Market, Inc. (NSD-VLGEA) today reported its results of operations for the second quarter ended January 24, 2009.

Net income was $7,956,000 in the second quarter of fiscal 2009, an increase of 24% from the second quarter of the prior year.  Net income increased primarily due to higher sales and lower operating expenses as a percentage of sales.

Sales were $312,714,000 in the second quarter of fiscal 2009, an increase of 6.8% from the second quarter of the prior year.  Sales increased due to higher sales at the Franklin store, which opened on November 7, 2007, and a 5.9% increase in same store sales.  Substantially improved transaction count and higher average transaction size in almost all stores, especially the Galloway store, which opened on October 3, 2007, contributed to the increase in same store sales.  Inflation in the second quarter of fiscal 2009 was lower than the average inflation for calendar 2008.  In addition, customers continue to be cautious due to concerns about the economy, resulting in continued increased sale item penetration and trading down.

Gross profit as a percentage of sales increased to 27.2% in the second quarter of fiscal 2009 compared to 27.1% in the second quarter of the prior year primarily due to improved departmental gross margin percentages and improved product mix.  These improvements were partially offset by higher promotional spending and increased warehouse assessment charges from Wakefern.  In addition, gross profit was favorably impacted by receipt of patronage dividends from Wakefern greater than amounts accrued in the second quarter of both fiscal 2009 and 2008.  Promotional spending increased due to more of the cost of this year’s Thanksgiving loyalty program being allocated to the second quarter of fiscal 2009 than the prior year allocation due to changes in the program timing.

Operating and administrative expense decreased to 21.6% of sales in the second quarter of fiscal 2009 compared to 22.1% of sales in the second quarter of the prior year primarily due to reduced payroll costs in fiscal 2009, the prior year including store pre-opening costs, and operating leverage due to the 5.9% same store sales increase. These improvements were partially offset by increased snow removal costs and the prior year including refunds of property and liability insurance premiums.  Payroll costs as a percentage of sales improved due to operating leverage resulting from the 5.9% same store sales increase and reduced labor due to store technology improvements.

Net income was $14,324,000 in the six-month period of fiscal 2009, an increase of 33% from the prior year.  Sales for the six-month period of fiscal 2009 were $603,698,000, an increase of 8.5% from the prior year.  Same store sales increased 5.1%.

Village Super Market operates a chain of 25 supermarkets under the ShopRite name in New Jersey and eastern Pennsylvania.

All statements, other than statements of historical fact, included in this Press Release are or may be considered forward-looking statements within the meaning of federal securities law.  The Company cautions the reader that there is no assurance that actual results or business conditions will not differ materially from future results, whether expressed, suggested or implied by such forward-looking statements.  The Company undertakes no obligation to update forward-looking statements to reflect developments or information obtained after the date hereof. The following are among the principal factors that could cause actual results to differ from the forward-looking statements: local economic conditions; competitive pressures from the Company’s operating environment; the ability of the Company to maintain and improve its sales and margins; the ability to attract and retain qualified associates; the availability of new store locations; the availability of capital; the liquidity of the Company; the success of operating initiatives; consumer spending patterns; the impact of higher energy prices; increased cost of goods sold, including increased costs from the Company’s principal supplier, Wakefern; the results of litigation; the results of tax examinations; the results of union contract negotiations; competitive store openings; the rate of return on pension assets; the outcome of the Washington replacement store approval process;  and other factors detailed herein and in the Company’s filings with the SEC.

VILLAGE SUPER MARKET, INC.
CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
(in Thousands except Per Share Amounts)
(Unaudited)

	13 Wks. Ended	13 Wks. Ended	26 Wks. Ended	26 Wks. Ended
	Jan. 24, 2009	Jan. 26, 2008	Jan. 24, 2009	Jan. 26, 2008

Sales	$312,714	$292,829	$603,698	$556,388

Cost of sales	227,653	213,416	439,165	406,760

Gross profit	85,061	79,413	164,533	149,628

Operating and administrative expense	67,488	64,793	132,260	124,713

Depreciation and amortization	3,705	3,437	7,322	6,626

Operating income	13,868	11,183	24,951	18,289

Interest expense	(708)	(832)	(1,434)	(1,439)

Interest income	489	770	1,057	1,758

Income before income taxes	13,649	11,121	24,574	18,608

Income taxes	5,693	4,682	10,250	7,871

Net income	$7,956	$6,439	$14,324	$10,737

Net income per share(1):
Class A Common Stock:
Basic	$.74	$.61	$1.33	$1.01
Diluted	$.60	$.49	$1.08	$.82

Class B Common Stock:
Basic	$.48	$.39	$.86	$.66
Diluted	$.47	$.38	$.85	$.64

Gross profit as a % of sales	27.2%	27.1%	27.2%	26.9%

Operating and administrative expense as a % of sales	21.6%	22.1%	21.9%	22.4%

(1)	All per share amounts have been adjusted to reflect the two-for-one stock split effective January 22, 2009.